 **Digital Video Systems, Inc.**

Digital Video Systems Announces Q1 and Q2 Financial Reports

Mountain View, Calif., September 30, 2005 -- Digital Video Systems, Inc., or DVS, (Nasdaq: DVID.PK - News), a global leader in DVD technologies, today announced financial results for the first and second quarters and six months ended June 30, 2005.

Revenue for the second quarter of 2005 was $15.7 million, a 31% sequential increase over $11.9 million in revenue reported for the first quarter of 2005 and a 52% decrease from the $32.7 million reported for the comparable quarter ended June 30, 2004. For the six months ended June 30, 2005, revenue of $27.6 million, which represents 55% of the revenue reported for the six months ended June 30, 2004.

The second-quarter loss of $2,594,000, or $2.03 per share, is approximately 55% of the first-quarter net loss of $4,684,000, or $3.86 per share. The Company reported a net loss of $2,379,000, or $2.31 per share, in the second quarter of 2004. The net loss for the six months ended June 30, 2005 was $7,278,000, or $5.86 per share, compared to a net loss of $7,067,000 or $7.09 per share, for the comparable period of fiscal 2004.

Mali Kuo, Chairman and CEO, stated, "The 31% increase in revenue to $15.7 million from the $11.9 million achieved in the first quarter of 2005 is primarily due to volume growth of our Korean subsidiary's various read-write products and our automotive products. We are continually introducing higher-margin products to return to profitability and to implementing appropriate cost reduction programs. The emphasis on higher-margin products to replace our older DVD player products enabled us to continue to reduce our losses in comparison to the prior quarter of 2005."

Second-quarter 2005 highlights:

Products: DVS introduced new models to its series of automotive DVD products, like the VXA car navigation system and the VXD series in dash DVD receiver.

Organization: During the quarter, DVS announced changes in its roster of Directors, which now consists of Mali Kuo- CEO, Douglas Watson- COO, John Fuller, Jeff Bumb, Tom Parilla and Bruce Breslow.

Change of Auditor: on July 18, 2005, Stonefield and Josephson Inc. resigned as our auditor. Choi, Kim &Park LLP ("CKP LLP") was retained shortly thereafter. After this change an amended 10Q/A for Q1 was filed on September 28, 2005 in addition the 10Q report for the second quarter was also filed on September 28, 2005.

Judgments and Lawsuits Settled: During the quarter DVS lost a lawsuit to its former CEO, Mali Kuo. Subsequently, Mali Kuo and her creditors settled the judgment with the Company by converting the judgment of $3.42 million into equity of DVS.

IDVD, OPLI, and Kent Yu lawsuits: On June 29, 2005 DVS reached a settlement on these lawsuits and it was approved by the Board on July 14, 2005. The suits were settled jointly for DVS shares.

Reverse Split: DVS announced that it has amended its Amended and Restated Certificate of Incorporation to effect a 1-for-10 reverse split of the outstanding shares of common stock, effective on February 9, 2005. As a result, the number of shares of the Company's common stock outstanding has been adjusted from approximately 12,207,988 to approximately 1,220,799. The reverse split is intended to raise the Company's share price above $1, as required to remain in compliance with Nasdaq's SmallCap listing requirements. All EPS numbers have been adjusted to reflect the 10 for 1 reverse split.

About Digital Video Systems, Inc.

Established in 1992, DVS is a publicly held company specializing in the development and application of digital video technologies enabling the convergence of data, digital audio, digital video and high-end graphics. DVS is headquartered in Palo Alto, California, with subsidiaries and manufacturing facilities in South Korea and China and a subsidiary in India. Additional information may be obtained at www.dvsystems.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Any statements made in this release that are not historical facts contain forward-looking information that involves risks and uncertainties. These forward-looking statements include, but are not limited to, statements regarding the Company's opportunities for success, anticipated revenue, gross margin and net loss in future periods, progress in the markets for automotive DVD players and read-write products, and product features. Important factors that may cause actual results to differ include, but are not limited to, the timely availability of components, the level of demand for our products, sufficiency of working capital, the impact of competitive products and services, the Company's ability to manage growth and acquisitions of technology or businesses, risks attendant to strategic agreements involving other companies, the effect of economic and business conditions, the risks of conducting business in foreign countries and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. Digital Video Systems, Inc. assumes no obligation to update these forward-looking statements, and does not intend to do so.

(Financial tables follow)

Digital Video Systems, Inc.
Condensed Consolidated Balance Sheets
(In thousands)

	June 30, 2005 (Unaudited)	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,228	$ 3,359
Restricted cash	7,632	7,524
Marketable securities	74	166
Accounts receivable, net, less allowance for doubtful accounts of $214 for 2005, and $125 for 2004	4,375	3,168
Accounts receivable - related party, net, less allowance for doubtful accounts of $1014 for 2005 and $810 for 2004	78	1,395
Inventories, net	8,648	10,040
Prepaid expenses and other current assets	1,235	1,526
Note receivable - related party	--	341
Total current assets	24,270	27,519
Property and equipment, net	9,633	10,877
Intangibles, net	--	84
Other assets	590	803
Total assets	$ 34,493	$ 39,283
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Line of credit	$ 12,770	$ 14,250
Notes payable	3,605	3,604
Accounts payable	12,350	10,467
Accounts payable - related party	1	245
Accrued liabilities	3,053	6,124
Total current liabilities	31,779	34,690
Long-term debt	257	238
Total liabilities	32,036	34,928
Minority interest	3,574	4,666
Stockholders' equity:		
Preferred stock, $0.0001 par value, 5,000,000 shares authorized; 1,489,688 and 2,738,765 shares issued and outstanding, respectively 6/30/05 and 12/31/04	--	--
Common stock, $0.0001 par value, 30,000,000 shares authorized; 2,263,773 and 1,220,794 shares issued and outstanding, respectively 6/30/05 and 12/31/04	--	--
Additional paid-in capital	89,792	83,427
Accumulated other comprehensive income	2,775	2,668
Accumulated deficit	(93,684)	(86,406)
Total stockholders' equity	(1,117)	(311)
Total liabilities and stockholders' equity	$ 34,493	$ 39,283

Digital Video Systems, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	**2004**	**2005**	**2004**
Net revenue	$ 15,689	$ 32,732	$ 27,617	$ 50,254
Cost of revenue	13,835	30,271	24,584	48,785
Gross profit	1,854	2,461	3,033	1,469
Operating expenses:				
Research and development	1,195	1,300	2,381	3,045
Sales and marketing	733	1,119	1,527	2,050
General and administrative	2,253	2,836	4,474	5,161
Total operating expenses	4,181	5,255	8,382	10,256
Loss from operations	(2,327)	(2,794)	(5,349)	(8,787)
Interest expense	(296)	(251)	(503)	(568)
Other income (expense), net	(326)	(324)	(2,392)	(385)
Loss before minority interest and income taxes	(2,949)	(3,369)	(8,244)	(9,740)
Provision for (benefit from) Income taxes	--	--	--	--
Loss before minority interest	(2,949)	(3,369)	(8,244)	(9,740)
Minority interest	476	990	1,192	2,673
Net loss	(2,473)	(2,379)	(7,052)	(7,067)
Dividends on preferred stock	121	--	226	--
Net loss available to common shareholders	$ (2,594)	$ (2,379)	$ (7,278)	$ (7,067)
Basic and diluted net loss available to common shareholders	$ (2.03)	$ (2.31)	$ (5.86)	$ (7.09)
Weighted average common shares and equivalent outstanding	1,275	1,031	1,243	997

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For more information contact DVS at 357 Castro St. Ste 5 Mountain View, Ca. 94041
E-mail to ir@dvsystems.com